

January 30, 2013

<u>Via E-mail</u>
Kirk W. Walters
Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

> **Re: People's United Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 7, 2012**
> **Response dated October 18, 2012**
> **File No. 001-33326**

Dear Mr. Walters:

We have reviewed your filings and your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 1A. Risk Factors, page 11</u>

1.   We note your proposed disclosure provided in response to prior comment three.

- Please expand to clarify the portion of your home equity portfolio for which you do not have full and complete information regarding first lien position, similar to the

> disclosure you provide on page 90 of your Form 10-Q for the quarter ended September 30, 2012. We note your current reference to your overall loan portfolio.

- Please describe the logistical difficulties of obtaining information about the first lien. Your proposed disclosure that you have not historically captured this data does not explain the difficulties you face in obtaining the data now.

The Success of Our Stop & Shop Branches . . . , page 12

2.   We note your response to prior comment five that you will address your obligation to open branches in New York Stop & Shop locations in the same manner as is reflected for the Connecticut license. Please also quantify your obligations to open additional branches by disclosing the total number of additional branches you are obligated to open.

Changes in Federal and State Regulation . . . , page 14

3.   We note your response to prior comment seven. Risk factor disclosure should provide enough detail to enable investors to understand the magnitude of the risk and the potential consequences. Please expand this section to disclose the impact of recent regulatory changes, such as the impact of the regulatory limits on interchange fees, on your results of operations.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Assembling the Components, page 21

4.   Please expand your response to prior comment 14 to indicate the instances in which the Committee revises a range to account for any of the factors identified in your response. In these instances, you should disclose the actual range the Committee used.

Rating Past Performance, page 31

5.   Please expand your response to prior comment 17 to include more specific disclosure regarding the personal objectives of each named executive officer and how these objectives impacted incentive compensation amounts. For example:

- Please describe the actual personal objectives or key performance measures established for your chief executive officer and other named executive officers. We note that your proposed disclosure includes the types of personal objectives that could be established for each of your named executive officers.

- Please clarify the actual level of achievement of personal objectives for each of your named executive officers, such as by providing the overall performance rating for each named executive officer.

- Please explain how performance ratings and achievements affected incentive compensation awards for each named executive officer.

Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director